Exhibit 12.1

Penn Virginia Resource Partners, L.P.

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

(in thousands, except ratios)

	Year Ended December 31,
	2007	2008	2009	2010	2011
Earnings
Pre-tax income *	$28,098	$101,701	$60,148	$67,070	$101,460
Fixed charges	19,766	26,850	27,368	39,164	51,222

Total earnings	$47,864	$128,551	$87,516	$106,234	$152,682

Fixed Charges
Interest expense	$18,896	$25,346	$24,878	$35,982	$47,630
Rental interest factor	870	1,504	2,490	3,182	3,592

Total fixed charges	$19,766	$26,850	$27,368	$39,164	$51,222

Ratio of earnings to fixed charges	2.4x	4.8x	3.2x	2.7x	3.0x

*	Includes cash distributions from equity affiliates and excludes equity earnings from affiliates. Also excludes capitalized interest.